Pay and Get Paid in Crypto

GetHedge is a disruptive fintech company based in Brentwood, Tennessee that removes the barriers between banks and crypto utility.

W W W . G E T H E D G E . I O

Problems with Digital Assets:

Problem 1

It's difficult and confusing to buy and manage digital assets.

Problem 2

Banks and crypto have a unique relationship like oil and water.

Solutions to Digital Assets:



Solution 1

A designated platform that automatically converts income into crypto and promotes self custody.

Solution 2

A user-friendly neo banking solution that provides multiple on and off-ramp capabilities for digital assets.

Market Insights

1 Billion

Crypto.com projects there will be 1 Billion Global Crypto Owners by the end of 2022

+178%

The Global Crypto Market increased by 178% in 2021, rising from 106 million in January to 295 million in December

$5 Trillion

Defi, web3, gaming and NFTS encompass a $5 trillion market

94%

GenZ and Millenials (18-40 years old) represent 94% of the web3 demographic

How GetHedge Currently Works

Version 1

01 Signup on GetHedge.io through a secure KYC process

02 Once approved, a user specific bank account is created soley for the process of converting income into crypto

03 Select the digital asset allotments

04 Choose where the crypto is deposited (GetHedge wallet or individual's self custody wallet)

05 Input Direct Deposit information in employee payroll management system just like any other bank account


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Get Paid In Crypto
Use GetHedge to get paid in crypto automatically every payday. The ultimate way to Dollar-Cost Average your crypto investing schedule.
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Proof of Concept +Testimonials

Version 1

Version 1 Proof of Concept

- Developed automated pay conversion technology
- Established brand identity
- Executed test plan with more than 100% QoQ growth
- Stress tested rails capabilities
- Identified and managed flow improvements
- Captured potential B2B partnerships for Version 2



HEDGE
Total Value
$1,000,000
Paycheck Allocation To Crypto
15
25
1000
Edit Allocations
Account Info


TITANS

Tommy Hudson

NFL Football Player

“I was attracted to the platform because of the potential to automate my investments. It’s the perfect tool for dollar-cost averaging."


adidas
NASHVILLE SC
RENASANT

CJ Sapong

Nashville SC Striker

"I use GetHedge for my regular pay and bonus from the MLS. I believe in GetHedge and I actively advocate their service to other MLS players and pro athletes."

Captured B2B partnerships for Version 2

Where GetHedge is Going

Version 2

"A Portal to the FUTURE"

Version 2 | Features

- Full neo bank with over 600 unique digital assets
- Loyalty and Rewards Program
- Value added API services
- ACH and debit card off ramps
- Consumer protection focus

Full Neo Bank

- Deposit entire paycheck
- Pay and get paid in USD or crypto
- Easily and strategically move your funds

Loyalty and Rewards Program

- Get rewarded in Eth, Btc, Ltc and GetHedge
- MasterCard network bonus rewards with certain merchants
- Use rewards anywhere that never expire

B2B Friendly

- Account recievable/payable
- Employee/1099 direct pay
- Pre integration to top 15 ERP systems
- Merchant services option

Value Added API Services

- Crypto utility charity giving automation
- Positive credit reporting with recurring buys (Web3 and DeFi friendly)

Go to Market Plan

Sandbox prototype in 1 month

- Full Neo Bank
- Loyalty & Rewards Program

Build web3 community and leverage relationships in Nashville to grow user base

Repeat Nashville process nationwide

Collaborate with EU and Canadian partners to roll out in Europe and Canada

Invest in GetHedge:

WEFUNDER

Monetization of GetHedge

Conversion Services

Traditional Banking Services

White Label Debit Card & Embedded Services

Revenue Projections

* Forward-looking projections can't be guaranteed *

	User Growth	Annual Volume	Annual Revenue
2023	20,000	$720 Million	$10.8 Million
2024	100,000	$3.6 Billion	$54 Million

Management Team



David Schwartz
Co-founder, CEO & Board President



Paul Bradley
Co-founder, COO & Board VP



Josh Sroge
CFO



Blake Rizzo
CLO



Craig Thornton
Creative Director



Josh Hughes
Business Development

Board Members & Advisors



Charlie Lee
Board Member & Advisor



Chris Fuller
Board Member & Advisor



Steven McClurg
Board Member & Advisor



CJ Sapong
Advisor



Danielle Moinet
Advisor

Questions?

David Schwartz

david.schwartz@gethedge.io

Paul Bradley

paul.bradley@gethedge.io